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Exhibit 4.2

          Amendment to Specimen Common Stock Certificate


The Specimen Common Stock Certificate has been amended by adding a sentence at the end of the first paragraph on the reverse side thereof, as indicated below:


    [first paragraph on reverse side of amended Specimen Stock Certificate:]



     This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Rights Agreement, dated as of July 6, 1995 (the "Rights Agreement), between Belden Inc. and First Chicago Trust Company of New York as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of Belden Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Belden Inc. will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void. *[Boatmen's Trust Company has superseded First Chicago Trust Company of New York as Rights Agent.]

*  [] Denotes added sentence